Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

August 18, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549-3561

Re:	Spring Valley Acquisition Corp. III Registration Statement on Form S-1 Filed August 6, 2025 File No. 333-289294

Dear Ms. Gama and Mr. Edwards:

On behalf of Spring Valley Acquisition Corp. III (the “Company”), we are hereby responding to the letter, dated August 13, 2025 (the “Comment Letter”), from the staff (the “Staff”) of the Office of Life Sciences of the Securities and Exchange Commission (the “Commission”), regarding the Company’s draft Registration Statement on Form S-1 filed on August 6, 2025 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing its Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-1

Proposed Business

Sponsor Information, page 13

1.	We note your response to prior comment 7. Please state the current amount of interest Christopher Sorrells has in the sponsor. See Item 1603(a)(7) of Regulation S-K.

Response: The Company has revised the disclosure on page 15 of the Amended Registration Statement in response to the Staff’s comment.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

August 18, 2025

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Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above responses.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Mr. Christopher Sorrells, CEO

Greenberg Traurig, LLP
www.gtlaw.com